A Message from the Chairman of the Board of Directors
of
DWS Enhanced Commodity Strategy Fund, Inc.

July 6, 2010

Dear Stockholder:

I am writing to inform you of several important developments affecting the proposed merger of your Fund.

You still have time to vote. Western Investment LLC (“Western”), the Fund’s largest stockholder, now supports the Board’s merger proposal, and the Board has reduced both the amount and the period of the redemption fee.

Your Fund’s annual meeting of stockholders convened as scheduled on June 28, but was adjourned without action to July 22, 2010 at 2:00 p.m., Eastern time, at the New York Marriott East Side, 525 Lexington Avenue, New York, New York 10017.  You still have time to vote.

On the eve of the meeting, the group of dissidents led by Western reversed their position on the proposed merger of the Fund into the open-end DWS Enhanced Commodity Strategy Fund (the “Open-End Enhanced Commodity Fund”).  In a press release issued on Friday June 25, Western announced that it was dropping its opposition to the merger and is now recommending that stockholders vote in favor.  Consequently, the Chair of the meeting adjourned on all matters in order to give the rest of the Fund’s stockholders the opportunity to receive and consider notice of this significant development.

Separately, the Board that oversees both your Fund and the Open-End Enhanced Commodity Fund has reduced both the amount and the period of the redemption fee applicable to Class M shares of the Open-End Enhanced Commodity Fund to be issued in connection with the proposed merger.  Now the merger shares that you receive will be subject to a reduced fee of 0.5% of any amounts redeemed or exchanged within six months from the date of the merger.  A supplement to your prospectus/proxy statement describing the redemption fee reduction is enclosed with this letter.

In light of recent changes in the Fund’s and the Open-End Enhanced Commodity Fund’s investment strategies, which more closely aligned the two funds’ portfolios and increased the liquidity of their assets, we have worked with management to re-examine the post-merger redemption fee.  After analyzing the current composition of the investment portfolios of both funds and the potential costs of liquidating the funds’ investments, management recommended that the redemption fee be reduced.  We approved the change last week and believe that the lower redemption fee serves the best interests of all investors: the fee continues to protect the non-redeeming shareholders of the post-merger combined fund against the costs associated with anticipated redemptions following the merger, but also maximizes liquidity for investors who are seeking to exit the Fund at a price close to net asset value (NAV).

The Board and Management Continue to Act in the Interests of All Stockholders.

We believe that the actions of the Board and management have helped the Fund to maintain a relatively low discount of market price to NAV.  As of June 28, 2010 the discount was -3.03%, with a 52-week average discount of -6.36%, in each case as a percentage of NAV.  The Fund conducted six consecutive semi-annual tender offers between December 2005 and July 2008, repurchasing over 6.8 million shares valued at over $131 million.  The Board then authorized two successive annual repurchase programs each to purchase up to 20% of outstanding common shares on the open market at prices below NAV, from September 2008 through August 2010.  Actual repurchases below NAV since September 2008 total 3,107,738 shares valued at over $24 million, which benefited long-term stockholders because the per-share NAV of the Fund increases directly as a result of the difference between the market price and the NAV of repurchased shares.

The Fund has outperformed its current benchmark on a net asset value basis.  For the 1-, 3-, and 5-year time periods ending May 31, 2010, the Fund returned +9.89%, -1.54%, and +9.59%, respectively, versus +0.34%, -10.13%, and -3.62% for the Dow Jones UBS Commodity Index for the same periods.

In addition to guiding the Fund to narrower discounts and superior relative performance, the Board and management recently oversaw a number of changes to the investment strategy of both the Fund and the Open-End Enhanced Commodity Fund, as noted above, that aim to provide truer commodity exposure with enhanced risk controls.  Furthermore, we have proposed the open-ending merger of the Fund, which will give long-term investors continued exposure to a similar portfolio while providing daily liquidity at NAV (or, for the first six months, slightly below NAV) to those stockholders who no longer want to hold the Fund.

Western’s Inconsistent Positions Are Part of a Pattern of Self-Interested and Abusive Behavior.

While Western’s public statements are cloaked in the rhetoric of stockholder democracy, Western is an opportunistic professional investor seeking to profit from disrupting the operations of closed-end funds in which it invests, without regard for any harm this causes long-term stockholders.  Stockholders should be aware that Western earns its living by managing hedge funds that seek to take advantage of discount opportunities in closed-end funds, often by engaging in contests for corporate control.

Western has launched a costly proxy contest and related litigation seeking to gain control of your Fund.  Now, at the eleventh hour, after causing your Fund to incur considerable costs, Western has decided to cash in on its position in the Fund by reversing course and supporting the Board’s merger proposal.  Even as it claims to support the merger, Western continues to solicit votes to elect its Director candidates and to terminate the Fund’s management agreement, yet these actions would serve no useful purpose and could only disrupt the operations of the Fund as it seeks to complete the merger.

This “new” position in support of the merger is precisely the result Western was calling for two years ago when it began its campaign to control your Fund.  In its proxy materials for your Fund’s 2008-2009 annual stockholders’ meeting, Western clamored that “action needs to be taken to address [the Fund’s] excessive and persistent discount to NAV,” including such steps as “open-ending or liquidating” the Fund.  As mentioned previously, the Board took action during that period, authorizing two successive annual repurchase programs each to purchase up to 20% of outstanding common shares on the open market at prices below NAV.  This year, when facing the prospect of ongoing litigation costs and presented with an attractive open-end merger option, the Board approved the Fund’s merger into an open-end fund.  But this time Western vociferously opposed the merger.

Why has Western continued to pursue a proxy fight and litigation until so late in the game, causing the Fund to incur more solicitation and litigation costs and effectively forcing the adjournment of the meeting?  While Western’s motives are known only to Western, you should be aware that these dissidents have a broader agenda to pressure the Board and management to concede to its demands relating to other funds.  In the past year alone, Western has announced or conducted proxy contests with respect to six other DWS closed-end funds, including funds in which Western holds no significant economic stake.  Through these public campaigns, Western has repeatedly vowed that it “intends to continue fighting to end, once and for all, Deutsche’s management of closed-end funds.”  Unfortunately, your Fund and its stockholders have had to pay a price for being part of Western’s campaign against these other funds.

The Board believes that stockholders should not condone this sort of abusive behavior by giving their votes to Western.

Please Provide Your Support Now by Voting Your Shares on the WHITE Proxy Card.

As you consider your vote in light of Western’s changed recommendation and the other recent developments described above, we urge you to support the Board on all of the proposals included in the prospectus/proxy statement.  The Board continues to recommend that you:

•	Vote FOR the election of all eight Director candidates nominated by the Board;

•	Vote FOR the open-ending merger of your Fund into the Open-End Enhanced Commodity Fund; and

•	Vote AGAINST the stockholder proposal to terminate your Fund’s investment management agreement.

We believe that the Board’s and DWS Investments’ record of stewardship, in the interests of all stockholders of the Fund, supports your decision to vote in line with these recommendations.

If you have not previously voted, or if you voted with Western before it decided to change its recommendation on the merger, you can easily vote now in accordance with the Board’s recommendations by following a few easy steps.  We urge you to support our efforts by authorizing your proxy today by telephone or via the Internet as detailed on the enclosed WHITE proxy card, or by signing, dating and returning today the enclosed WHITE proxy card in the postage paid envelope provided.

We thank you for your continued support.

Sincerely,

Paul K. Freeman
Chairman of the Board of Directors of DWS Enhanced Commodity Strategy Fund, Inc.

If you have questions or need assistance in voting your shares, please call Georgeson Inc. at (866) 821-2570 (Toll Free).